Exhibit 99.(a)(1)(A)
MannKind Corporation
28903 North Avenue Paine
Valencia, California 91355
(661) 775-5300
OFFER TO EXCHANGE
OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK
July 9, 2008

MANNKIND CORPORATION
OFFER TO EXCHANGE OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK
THE OFFER EXPIRES AT 5:00 P.M., PACIFIC TIME,
ON AUGUST 6, 2008, UNLESS WE EXTEND THE OFFER
     We are offering eligible employees the opportunity to exchange outstanding options to purchase shares of our common stock that have an exercise price that is equal to or greater than $7.00 per share (Eligible Option Grants) for a reduced number of Restricted Stock Units to be granted under our 2004 Equity Incentive Plan (Offer). If you are an eligible employee and wish to accept this Offer, you must complete an election form agreeing to exchange one or more of your Eligible Option Grants for Restricted Stock Units and specifying the number of Eligible Option Grants to be exchanged. This Offer is currently expected to expire at 5:00 p.m., Pacific Time, on August 6, 2008, unless we extend the Offer to a later date (Expiration Date).
     The Offer will be open to all persons (Eligible Employees) that as of the commencement of the Offer are employed by us. However, members of our Board of Directors who are not our employees will not be eligible to participate in the Offer.
     The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued will be 2-to-1. In aggregate, this exchange ratio is intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled options they replace as of the date this Offer is commenced, determined using the Black-Scholes option valuation model.
     If you are an Eligible Employee, you may exchange one or more of your outstanding Eligible Option Grants for Restricted Stock Units. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in response to this Offer. Your election to exchange one or more of your outstanding Eligible Option Grants for Restricted Stock Units is entirely voluntary and may not be withdrawn or changed after the stated time on the Expiration Date.
     Each Restricted Stock Unit issued in the exchange will represent a right to receive one share of our common stock on a future date when the Restricted Stock Unit vests. If you exchange an Eligible Option Grant that is, or was, subject to time-based vesting, no matter how many shares have already vested or remain to vest, you will receive Restricted Stock Units that will vest as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010. If you exchange an Eligible Option Grant that is, or was, subject to performance-based vesting, no matter how many shares have already vested or remain to vest, you will receive Restricted Stock Units which will vest in three installments as follows: 20% upon the acceptance by the U.S. Food and Drug Administration (FDA) of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin. All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to the Eligible Employee’s continued employment with us.

     IF YOU EXCHANGE ONE OR MORE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US TERMINATES FOR ANY REASON BEFORE ALL OF THE RESTRICTED STOCK UNITS HAVE VESTED, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US TERMINATES.
     We will not issue any Restricted Stock Units covering a fractional share in exchange for Eligible Option Grants. In calculating the number of time-based vesting Restricted Stock Units issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to time-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of time-based vesting Restricted Stock Units issuable upon exchange. Similarly, in calculating the number of performance-based vesting Restricted Stock Units issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of performance-based vesting Restricted Stock Units issuable upon exchange.
     We are making this Offer upon the terms, and subject to the conditions, described in the Offer (and attachments hereto) and in the related cover letter and attached Summary Term Sheet and Questions and Answers (which together, as they may be amended from time to time, constitute the Offer). Without limiting the preceding sentence, this Offer is subject to conditions that we describe in Section 6 of the Offer.
     ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTION GRANTS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTION GRANTS.
     Shares of our common stock are quoted on The Nasdaq Global Market (Nasdaq) under the symbol “MNKD”. On June 30, 2008, the closing price of our common stock as reported on Nasdaq was $3.00. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants.
     If you have any questions regarding the Offer, please consult the Summary Term Sheet and Questions and Answers. If the Summary Term Sheet or the Questions and Answers do not answer your questions, or if you need assistance completing the related documentation, please contact Stock Administration at (661) 775-5595 or stockadmin@mannkindcorp.com.
     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT
     Your election to exchange one or more of your Eligible Option Grants is voluntary. If you decide to participate in the Offer, you must properly complete the Election Form found at http://forefront/hr/benefits1.1/optionexchange and submit it in accordance with its instructions before 5:00 p.m. Pacific Time on the Expiration Date (currently August 6, 2008), or on a later date if we extend the Offer. If you do not submit the Election Form by the stated time on the Expiration Date, you will be deemed to have rejected the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.
     Our Board of Directors recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial and/or tax situation. The information about this Offer is limited to this document, the attached Summary Term Sheet and Questions and Answers.
     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTION GRANTS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

GLOSSARY
     2004 Plan means our 2004 Equity Incentive Plan. All Restricted Stock Units will be issued under the 2004 Plan.
     Commencement Date means the date that we first provide to Eligible Employees the opportunity to participate in the Offer and the means to exchange Eligible Option Grants.
     Company Option Plans means our 2004 Plan and its predecessor, our 2001 Stock Awards Plan.
     Eligible Employees means all persons that as of the commencement of the Offer are employed by us but excludes members of our Board of Directors who are not employed by us.
     Eligible Option Grants means all outstanding stock options under the Company Option Plans held by Eligible Employees that have an exercise price that is equal to or greater than $7.00 per share.
     As used in these materials, employed and employment does not include service as a member of our Board of Directors.
     Expiration Date means the time that this Offer will expire, which is currently set to be at 5:00 p.m., Pacific Time on August 6, 2008, unless we extend the Offer to a later date.
     Fair Market Value means the closing price of our common stock as reported on Nasdaq on the Expiration Date (or, if no sales are reported on such date, then the closing price of our common stock on the first day prior to such date on which there is a reported sale).
     FDA means the U.S. Food and Drug Administration.
     Nasdaq means The Nasdaq Global Market.
     Offer means this offer to exchange Eligible Option Grants for Restricted Stock Units.
     Performance-Based RSUs means Restricted Stock Units to be issued pursuant to this Offer in exchange for Eligible Option Grants that are, or were, subject to vesting upon the occurrence of specified events instead of the passage of time. Performance-Based RSUs will vest in three installments as follows: 20% upon the acceptance by the FDA of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin, in each case provided that the Eligible Employee remains employed by us.
     Restricted Stock Units means Restricted Stock Units to be issued pursuant to this Offer in exchange for the Eligible Option Grants.
     SEC means the U.S. Securities and Exchange Commission.

     Schedule TO means the Tender Offer Statement filed by us with the SEC in connection with this Offer.
     Time-Based RSUs means Restricted Stock Units to be issued pursuant to this Offer in exchange for Eligible Option Grants that are, or were, subject to vesting based on the passage of time instead of the occurrence of specified events. Time-Based RSUs will vest as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010.

SUMMARY TERM SHEET
     The following is a summary of the material terms of this Offer. We urge you to read carefully the remainder of this Offer, the Questions and Answers and the Schedule TO, because the information in this summary is not complete and additional important information is contained in the remainder of this Offer and the Schedule TO. We have included cross-references to the relevant sections of this Offer where you can find a more complete description of the topics discussed in this summary.
•	Offer. We are offering Eligible Employees the opportunity to exchange Eligible Option Grants for a reduced number of Restricted Stock Units at an exchange ratio of one Restricted Stock Unit exchanged for each two shares of our common stock underlying a surrendered Eligible Option Grant. Eligible Option Grants that are, or were, subject to time-based vesting will be exchangeable for Time-Based RSUs. Eligible Option Grants that are, or were, subject to performance-based vesting will be exchangeable for Performance-Based RSUs. Eligible Option Grants are outstanding options under the Company Option Plans with an exercise price equal to or greater than $7.00 per share. (See Section 1)

•	Eligible Employees. The Offer will be open to all persons that as of the Commencement Date are employed by us, including our executive officers. Members of our Board of Directors who are not employed by us will not be eligible to participate in the Offer.

•	Voluntary Participation; Exchange. Your participation in the Offer is voluntary. You may exchange one or more of your Eligible Option Grants for Restricted Stock Units. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in response to this Offer.

•	Exchange Ratio. We have established the following exchange ratio for all Eligible Option Grants: We will issue to an Eligible Employee one Restricted Stock Unit for each two shares of our common stock underlying each Eligible Option Grant surrendered by an Eligible Employee. We will not issue any Restricted Stock Units covering a fractional share in the exchange. In calculating the number of Time-Based RSUs issuable to an Eligible Employee in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to time-based vesting that the Eligible Employee surrenders, and we will round any fractional share up to the next whole share to determine the number of Time-Based RSUs issuable upon exchange. Similarly, in calculating the number of Performance-Based RSUs issuable to an Eligible Employee in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that the Eligible Employee surrenders, and we will round any fractional share up to the next whole share to determine the number of Performance-Based RSUs issuable upon exchange.

•	Vesting of Restricted Stock Units. Restricted Stock Units issued in the exchange will be completely unvested at the time they are granted and will become vested subject to an Eligible Employee’s continued employment with us. Time-Based RSUs will vest as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010, regardless of the extent to which the corresponding Eligible Option Grants were vested upon surrender. Performance-Based RSUs will vest in three installments as follows: 20% upon the acceptance by the FDA of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin. All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to the Eligible Employee’s continued employment by us. If you exchange Eligible Option Grants for Restricted Stock Units and your employment with us terminates for any reason before all of the Restricted Stock Units vest, then you will forfeit any Restricted Stock Units received that remain unvested at the time your employment with us terminates. All Eligible Option Grants surrendered in the exchange that provide for acceleration of vesting in connection with certain change-in-control transactions will be exchanged for Restricted Stock Units with similar provisions regarding acceleration of vesting in connection with certain change-in-control transactions.

•	Other Terms and Conditions of Restricted Stock Units. An Eligible Employee is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, Eligible Employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax or social security contribution withholding. We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding rate. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the exchange will be substantially the same as those that apply generally to Restricted Stock Units granted under the 2004 Plan.

•	Timing. We commenced this Offer on July 9, 2008. The Expiration Date of this Offer is currently August 6, 2008, but we may extend this Offer to a later date.

•	Eligibility. If for any reason you are not employed by us on the Commencement Date, you will not be eligible to participate in the Offer. If you are not employed by us on the Expiration Date or the date your Restricted Stock Units are granted, you will not be eligible to receive Restricted Stock Units and your cancelled options will not be reinstated.

•	Election. To make your election to accept this Offer, you must properly complete and deliver an Election Form before 5:00 p.m., Pacific Time, on the Expiration Date in accordance with the procedures described in this Offer. You may change or withdraw your election at any time prior to 5:00 p.m., Pacific Time, on the Expiration Date by following similar procedures. You may not withdraw or change your election after the stated time on the Expiration Date. (See Sections 3 and 4)

•	Conditions to this Offer. This Offer is subject to a number of conditions. If any of the conditions to which this Offer is subject occurs, we may terminate or amend this Offer, or we may postpone or forego our acceptance of any Eligible Option Grants for exchange. (See Section 6)

•	Trading Price for Our Common Stock. Shares of our common stock are traded on Nasdaq under the symbol “MNKD”. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants. (See Section 7)

•	Tax Consequences. The exchange of Eligible Option Grants for Restricted Stock Units pursuant to this Offer should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of Restricted Stock Units. (See Section 13)

•	Amendment and Termination. As long as we comply with applicable laws, we may amend or terminate this Offer in any way. We will notify you if we amend or terminate this Offer. We may be required to extend this Offer in the event we materially change the terms of this Offer. (See Section 14)

THE OFFER
1. NUMBER OF OPTIONS; EXPIRATION DATE.
     We are offering to exchange a reduced number of Restricted Stock Units for Eligible Option Grants held by persons (Eligible Employees) that as of the commencement of the Offer are employed by us, including our executive officers. However, members of our Board of Directors who are not employed by us will not be eligible to participate in the Offer.
     Eligible Option Grants are all outstanding options to purchase shares of our common stock held by Eligible Employees that were granted under our 2004 Plan and its predecessor, our 2001 Stock Awards Plan (Company Option Plans), and that have an exercise price that is equal to or greater than $7.00 per share of common stock. As of June 30, 2008, approximately 6,876,060 shares of our common stock were covered by options outstanding under the Company Option Plans, approximately 5,417,840 of which were covered by Eligible Option Grants.
     Your participation in the Offer is voluntary. You may exchange one or more of your Eligible Option Grants. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in response to this Offer. This Offer is subject to the terms and conditions described in this Offer and the attached Summary Term Sheet and Questions and Answers. We will only accept Eligible Option Grants that are properly exchanged and not validly withdrawn in accordance with Section 5 of this Offer before the Offer expires on the Expiration Date.
     The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued is 2-to-1. In aggregate, this exchange ratio is intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled Eligible Option Grants they replace as of the Commencement Date, determined using the Black-Scholes option valuation model.
     Each Restricted Stock Unit issued in the exchange will represent a right to receive one share of our common stock on a specified future date when the Restricted Stock Unit vests subject to an Eligible Employee’s continued employment. Eligible Option Grants subject to time-based vesting will be exchangeable for Time-Based RSUs. Eligible Option Grants subject to performance-based vesting will be exchangeable for Performance-Based RSUs. Time-Based RSUs will vest in three installments as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010. Performance-Based RSUs will vest in three installments as follows: 20% upon the acceptance by the FDA of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin. All vesting of Restricted Stock Units issued pursuant to this Offer will be subject to the Eligible Employee’s continued employment by us.
     We will not issue any Restricted Stock Units covering a fractional share in exchange for Eligible Option Grants. In calculating the number of Time-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option

Grants subject to time-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Time-Based RSUs issuable upon exchange. Similarly, in calculating the number of Performance-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Performance-Based RSUs issuable upon exchange.
     If you exchange any Eligible Option Grants under the Company Option Plans, then your Restricted Stock Units will be granted under the 2004 Plan.
     PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US. YOUR EMPLOYMENT IS “AT WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.
     IF YOUR EMPLOYMENT WITH US TERMINATES AFTER YOU TENDER YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU WILL NOT BE ELIGIBLE TO PARTICIPATE IN THE OFFER. IF YOUR EMPLOYMENT WITH US TERMINATES FOLLOWING THE EXPIRATION DATE AND PRIOR TO THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED AND THE EXCHANGED ELIGIBLE OPTION GRANTS WILL NOT BE REINSTATED. IF THE OPTIONS THAT YOU TENDERED FOR EXCHANGE HAVE AN EXERCISE PRICE THAT IS LESS THAN $7.00 PER SHARE, THEY ARE NOT ELIGIBLE TO BE EXCHANGED.
     IF YOU EXCHANGE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US TERMINATES FOR ANY REASON BEFORE ALL OF THE RESTRICTED STOCK UNITS VEST, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS RECEIVED THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US TERMINATES.
     The Expiration Date of this Offer means 5:00 p.m., Pacific Time, on August 6, 2008, unless we, in our discretion, extend the Offer. If we extend the Offer, the term “Expiration Date” will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the Offer.
     We will publish a notice if we decide to amend this Offer and take any of the following actions:
•	increase or decrease what we will give you in exchange for your Eligible Option Grants;

•	increase or decrease the number of Eligible Option Grants that can be exchanged; or

•	extend or terminate the Offer.

     If the Offer is scheduled to expire within ten business days from the date we notify you of such an amendment, we also intend to extend the Offer for a period of ten business days after the date the notice is published.
     A business day means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight.
2. PURPOSE OF THE OFFER.
     Historically, we have regularly granted stock options to virtually all of our employees. When the Compensation Committee of our Board of Directors approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is typically equal to the market price of a share of our common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and later sells the purchased shares at a price that exceeds the option’s exercise price.
     Like many biopharmaceutical companies, our stock price has experienced significant volatility, particularly in recent years. Public companies in general and companies included on Nasdaq in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. There has been particular volatility in the market prices of securities of biotechnology and other life sciences companies, and the market prices of these companies have often fluctuated because of problems or successes in a given market segment or because investor interest has shifted to other segments. These broad market and industry factors may cause the market price of our common stock to decline, regardless of our operating performance. We have no control over this volatility and can only focus our efforts on our own operations. However, during the last year, while we have been executing according to our plans to bring our lead product to commercialization, all of our competitors in the area of inhaled insulin have terminated their products and development programs. Over this period of time, our stock price has experienced a substantial decline.
     Consequently, many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. As of June 30, 2008, Eligible Employees held options for approximately 5,417,840 shares with exercise prices ranging from $7.05 per share to $25.23 per share. On June 30, 2008, the closing price of our common stock as reported by Nasdaq was $3.00. We believe that these “out of the money” options are no longer effective as performance and retention incentives, and that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs. An equity stake in our success is a critical component of these programs. We believe the Offer will provide us with an opportunity to restore for Eligible Employees the ability to participate economically in our future growth and success.
     In addition, many of the Eligible Option Grants have been out of the money for an extended period of time and, therefore, have not been exercised. As a result, we have developed a significant stock option “overhang” consisting of options which we believe are not serving their intended purpose of incentivizing employees. Assuming that 100% of Eligible Employees participate in the Offer and surrender all of their Eligible Option Grants for exchange, Eligible Option Grants covering approximately 5,417,840 shares of our common stock as of June 30, 2008 would be surrendered and cancelled, while approximately 2,708,920 Restricted Stock Units would be issued (subject to increase due to rounding of fractional shares).
     We regularly evaluate various strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions. We intend to continue to selectively pursue alliances and acquisitions that would help us to achieve our development and commercialization goals. Subject to the foregoing, and except as otherwise disclosed in this Offer or in our filings with the SEC, we presently have no plans, proposals or negotiations that relate to or would result in:
(a)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us;

(b)	any purchase, sale or transfer of a material amount of our assets;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)	any change in our management, including a change to the material terms of employment of any executive officer (although in an effort to further develop our business and improve our performance, we intend to continue to identify and hire additional qualified management personnel as and when appropriate);

(e)	any change in our present Board of Directors, including a change in the number or term of directors;

(f)	any other material change in our corporate structure or business;

(g)	our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(h)	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

(i)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;

(j)	the acquisition by any person of any material amount of our securities or the disposition of any material amount of securities; or

(k)	any change in our Certificate of Incorporation or Bylaws, or any actions which may impede the acquisition of control of us by any person.
     Neither we nor our Board of Directors makes any recommendation as to whether you should exchange your Eligible Option Grants, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your Eligible Option Grants.
3. PROCEDURES.
     Making Your Election. To make your election to accept or reject this Offer, you must make your election and submit the Election Form to Stock Administration via hand delivery, interoffice mail or facsimile to (661) 775-5332 before 5:00 p.m., Pacific Time, on the Expiration Date. The Election Form is found on our intranet website located at http://forefront/hr/benefits1.1/optionexchange. If you cannot use this website, please contact Stock Administration at (661) 775-5595 or stockadmin@mannkindcorp.com. You do not need to return your stock option agreements for your Eligible Option Grants to effectively elect to accept the Offer as they will be automatically cancelled if we accept your Eligible Option Grants for exchange. You will be required to return your stock option agreements only upon our request.
     The delivery of the Election Forms and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.
     Determination of Validity; Rejection of Eligible Option Grants; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to Eligible Option Grants and the validity, form, eligibility (including time of receipt) and acceptance of Election Forms. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Form or otherwise in the exchange of any Eligible Option Grants, and no one will be liable for failing to give such notice. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Forms or Eligible Option Grants that are exchanged to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the Eligible Option Grants that are exchanged. We may waive any of the conditions of the Offer or any defect or irregularity in any Election Form with respect to any particular Eligible Option Grants or any particular option holder. No Eligible Option Grants will be accepted for exchange until all defects or irregularities have been cured by the option holder exchanging the Eligible Option Grants, or waived by us, prior to the Expiration Date.
     Our Acceptance Constitutes an Agreement. If you elect to exchange your Eligible Option Grants and you exchange your Eligible Option Grants according to the procedures described above, you will have accepted the Offer. Our acceptance of your Eligible Option Grants that are properly exchanged will form a binding agreement between us and you on the terms and subject to the conditions of this Offer.
     Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept on or promptly after the Expiration Date of the Offer all Eligible Option Grants that are properly submitted to be exchanged and have not been validly withdrawn.

4. CHANGE IN ELECTION.
     You may only change your election by following the procedures described in this Section 4. You may change your election at any time beginning on the Commencement Date and ending at 5:00 p.m., Pacific Time, on the Expiration Date.
     To change your election, you must deliver a Notice of Withdrawal, or re-deliver the Election Form, each to Stock Administration via hand delivery, interoffice mail or facsimile to (661) 775-5332 before 5:00 p.m., Pacific Time, on the Expiration Date. Each of these documents is located on our intranet website at http://forefront/hr/benefits1.1/optionexchange. If you cannot use this website, please contact Stock Administration at (661) 775-5595 or stockadmin@mannkindcorp.com. The last Notice of Withdrawal or Election Form delivered by you as described above prior to 5:00 p.m., Pacific Time, on the Expiration Date will be treated as your final election with respect to the Offer. After you deliver a Notice of Withdrawal, you will receive an email confirmation that will confirm your election to withdraw your Eligible Option Grants from the exchange.
     The delivery of Election Forms, Notices of Withdrawal and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.
5. ACCEPTANCE OF ELIGIBLE OPTION GRANTS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF RESTRICTED STOCK UNITS.
     On the terms and subject to the conditions of this Offer, we currently expect that on or promptly after the Expiration Date, we will accept for exchange and cancel all Eligible Option Grants properly exchanged and not validly withdrawn before the Expiration Date in accordance with this Offer. Eligible Option Grants that are, or were, subject to time-based vesting will be exchangeable for Time-Based RSUs. Eligible Option Grants that are, or were, subject to performance-based vesting will be exchangeable for Performance-Based RSUs. The Restricted Stock Units are expected to be granted shortly after the Expiration Date. The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued is 2-to-1. In aggregate, this exchange ratio is intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled options they replace as of the Commencement Date, determined using the Black-Scholes option valuation model.
     We will not issue any Restricted Stock Units covering a fractional share in exchange for Eligible Option Grants. In calculating the number of Time-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to time-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Time-Based RSUs issuable upon exchange. Similarly, in calculating the number of Performance-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Performance-Based RSUs issuable upon exchange.

     A listing of all of your Eligible Option Grants can be viewed online by accessing your account at www.ubs.com/onesource/mnkd. If you are an employee of ours (including an employee on a leave of absence) as of the Expiration Date but are not employed continuously by us (including on a leave of absence) through the date the Restricted Stock Units are granted, then you are not eligible to receive the Restricted Stock Units and any exchanged Eligible Option Grants will not be reinstated.
     We will notify you as promptly as practicable after the Expiration Date if we reject your election to exchange your Eligible Option Grants. After you deliver an Election Form you will receive an email confirmation that will confirm your election and state where you can find information regarding the number of Restricted Stock Units that we will grant to you.
6. CONDITIONS OF THE OFFER.
     We will not be required to accept any Eligible Option Grants that you elect to exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Option Grants that you elect to exchange, in each case at any time on or before the Expiration Date, if we determine that any event has occurred and, in our reasonable judgment, such event makes it inadvisable for us to proceed with the Offer or to accept and cancel Eligible Option Grants that you elect to exchange, including:
•	any change or changes in the applicable accounting rules that cause the Offer to subject us to adverse accounting treatment.

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Eligible Option Grants, the issuance of Restricted Stock Units, or otherwise relates to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects or materially impair the benefits we believe we will receive from the exchange.

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency, tribunal or any person that, in our reasonable judgment, would or might directly or indirectly:
(a)	make it illegal for us to accept some or all of the Eligible Option Grants or to issue some or all of the Restricted Stock Units or otherwise restrict or prohibit consummation of the Offer or otherwise relates to the Offer;

(b)	delay or restrict our ability, or render us unable, to accept the Eligible Option Grants for exchange and cancellation or to issue Restricted Stock Units for some or all of the exchanged Eligible Option Grants;

(c)	materially impair the benefits we believe we will receive from the exchange; or

(d)	materially and adversely affect our business, condition (financial or other), income, operations or prospects.
•	there is:
(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

(b)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory.
•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:
(a)	any person, entity or group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date;

(b)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date has acquired or proposed to acquire beneficial ownership of an additional 1% or more of the outstanding shares of our common stock; or

(c)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities.
•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.
     The conditions to the Offer are for our benefit. We may assert them in our discretion before the Expiration Date and we may waive them at any time and from time to time, whether or not we waive any other condition to the Offer.
     Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.
     Also, if your employment with us terminates, whether voluntarily, involuntarily or for any other reason (including death), before your Restricted Stock Units are granted, you will not receive any Restricted Stock Grants or have a right to any Eligible Option Grants that were previously cancelled. If your employment with us is terminated as part of any announced reduction in force, you will fall within this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US FROM THE EXPIRATION DATE THROUGH THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELLED.
7. PRICE RANGE OF COMMON STOCK.
     The Eligible Option Grants subject to this Offer are not publicly traded. However, upon exercise of an Eligible Option Grant, the option holder becomes a holder of our common stock. Our common stock is quoted on Nasdaq under the symbol “MNKD.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported on Nasdaq.

Quarter ended	High	Low

Fiscal Year 2008
June 30, 2008	$6.44	$1.86
March 31, 2008	$8.62	$4.25

Fiscal Year 2007
December 31, 2007	$12.14	$7.50
September 30, 2007	$13.87	$7.85
June 30, 2007	$15.65	$10.18
March 31, 2007	$17.52	$14.22

Fiscal Year 2006
December 31, 2006	$21.68	$15.73
September 30, 2006	$21.48	$15.50
June 30, 2006	$21.74	$16.42
     On June 30, 2008, the closing price of our common stock as reported by Nasdaq was $3.00. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants.
8. EXCHANGE RATIO.
     We have established the exchange ratio for Eligible Option Grants such that for each two shares of our common stock underlying a surrendered Eligible Option Grant, the Eligible Employee will receive one Restricted Stock Unit in exchange. Eligible Option Grants that are, or were, subject to time-based vesting will be exchangeable for Time-Based RSUs. Eligible Option Grants that are, or were, subject to performance-based vesting will be exchangeable for Performance-Based RSUs.
     We will not issue any Restricted Stock Units covering a fractional share in exchange for Eligible Option Grants. In calculating the number of Time-Based RSUs issuable to an Eligible Employee in the exchange, we will combine the aggregate number of shares subject to all of the

Eligible Option Grants subject to time-based vesting that the Eligible Employee surrenders, and we will round any fractional share up to the next whole share to determine the number of Time-Based RSUs issuable upon exchange. Similarly, in calculating the number of Performance-Based RSUs issuable to an Eligible Employee in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that the Eligible Employee surrenders, and we will round any fractional share up to the next whole share to determine the number of Performance-Based RSUs issuable upon exchange.
9. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK UNITS.
     Each Restricted Stock Unit issued in the exchange will represent a right to receive one share of our common stock on a fixed settlement date, which is the date on which the Restricted Stock Unit vests, provided the Eligible Employee remains employed by us. Restricted Stock Units granted pursuant to this Offer will be subject to time-based or performance-based vesting. If you exchange an Eligible Option Grant that is or was subject to time-based vesting, no matter how many shares have already vested or remain to vest, you will receive Time-Based RSUs that will vest in three installments as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010. If you exchange an Eligible Option Grant that is or was subject to performance-based vesting, no matter how many shares have already vested or remain to vest, you will receive Performance-Based RSUs which will vest in three installments as follows: 20% upon the acceptance by the FDA of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin. All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to the Eligible Employee’s continued employment with us.
     The Restricted Stock Units to be granted in the exchange will be granted pursuant to the 2004 Plan. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax or social security contribution withholding. We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding rate. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the exchange will be substantially the same as those that apply generally to Restricted Stock Units granted under the 2004 Plan. For additional information regarding the terms of the Restricted Stock Units to be issued in the exchange, please refer to the 2004 Plan prospectus located at www.ubs.com/onesource/mnkd.
     If we receive and accept the exchange of all Eligible Option Grants, we will grant Restricted Stock Units to purchase a total of approximately 2,708,920 shares of our common stock (subject to increase due to rounding of fractional shares). As of June 30, 2008, there were approximately 101,597,305 shares of our common stock outstanding. The common stock issuable upon exercise of the Restricted Stock Units would equal approximately 2.7% of the total shares of our common stock outstanding as of June 30, 2008.
10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS INVOLVING THE ELIGIBLE OPTION GRANTS.
     A list of our directors and executive officers is attached to this Offer as Schedule A. Our executive officers are included in the group of Eligible Employees and will be able to participate in the Offer. As of the close of business on June 30, 2008, our executive officers as a group (eight persons) held Eligible Option Grants to purchase a total of 2,020,735 shares of our common stock. This covered approximately 37.3% of the shares subject to all Eligible Option Grants as of the same date. Our executive officers are included in the group of Eligible Employees and will be able to participate in the Offer. Members of our Board of Directors who are not employed by us hold no Eligible Option Grants and therefore will not be eligible to participate in the Offer.
     The following table sets forth certain information as of June 30, 2008 regarding the Eligible Option Grants held by each of our executive officers. Except as otherwise indicated, the address and telephone number of each of the persons set forth below is c/o MannKind Corporation, 28903 North Avenue Paine, Valencia, California 91355, telephone number: (661) 775-5300.

		Maximum	Percentage of All
		Number of Eligible	Eligible Option
		Option	Grants That Can Be
Name of Executive Officer	Title	Grants	Exchanged
Alfred E. Mann	Chairman of the Board of Directors and Chief
	Executive Officer	413,300	7.6%

Hakan S. Edstrom	President, Chief Operating Officer and Director	498,300	9.2%

Juergen A. Martens, Ph.D.	Corporate Vice President, Technical Operations
	and Chief Technical Officer	210,700	3.9%

Diane M. Palumbo	Corporate Vice President, Human Resources	236,000	4.4%

Matthew J. Pfeffer	Corporate Vice President, Chief Financial Officer	—	—

Dr. Peter C. Richardson	Corporate Vice President and Chief Scientific
	Officer	211,000	3.9%

John R. Riesenberger	Corporate Vice President and Chief
	Commercialization Officer	140,300	2.6%

David Thomson, Ph.D., J.D.	Corporate Vice President, General Counsel and
	Secretary	311,135	5.7%
     During the past 60 days, we have not issued any Eligible Option Grants and no Eligible Option Grants have been exercised. Neither we, nor, to the best or our knowledge, any member of our Board of Directors or any of our executive officers, nor any affiliate of ours, engaged in transactions involving Eligible Option Grants during the past 60 days.
     Except as otherwise described in this Offer or in our filings with the SEC, including our Definitive Proxy Statement filed on Schedule 14A on April 22, 2008, our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and our Quarterly Report on Form 10-Q

for the fiscal quarter ended March 31, 2008, and other than outstanding stock options and other stock awards granted from time to time to certain of our employees (including our executive officers) and members of our Board of Directors under our equity incentive plans, neither we nor, to our knowledge, any of our executive officers, members of our Board of Directors or any person holding a controlling interest in us is a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
11. STATUS OF ELIGIBLE OPTION GRANTS ACQUIRED BY US IN THE EXCHANGE.
     We have designed the proposed Offer in a manner intended to ensure that the fair value of the Eligible Option Grants surrendered in the exchange is approximately equal to the fair value of the Restricted Stock Units granted in the exchange. The Offer is intended to restore competitive and appropriate equity incentives for our employees and to reduce our existing overhang.
     If we implement the Offer, Eligible Option Grants surrendered under the Offer will be returned to the applicable Company Option Plan pursuant to which they were originally granted. We have discontinued the issuance of stock awards under any of the Company Option Plans other than our 2004 Plan. Assuming that 100% of Eligible Employees participate in the Offer, Eligible Option Grants covering approximately 5,417,840 shares as of June 30, 2008 would be surrendered and cancelled, while approximately 2,708,920 Restricted Stock Units would be issued, resulting in a net reduction of approximately 2,708,920 shares of our common stock underlying outstanding equity awards.
12. LEGAL MATTERS; REGULATORY APPROVALS.
     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Option Grants and the grant of Restricted Stock Units as described in the Offer. If any other approval or action should be required, we presently intend to seek such approval or take such action. This could require us to delay the acceptance of any Eligible Option Grants that you elect to exchange. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept exchanged Eligible Option Grants and to issue Restricted Stock Units is subject to conditions, including the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.
CIRCULAR 230 DISCLAIMER. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10). THIS ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU. THIS ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF PARTICIPATION IN MANNKIND CORPORATION’S EQUITY INCENTIVE PLANS. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
     The following is a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Option Grants for Restricted Stock Units pursuant to the Offer for those Eligible Employees subject to U.S. federal income tax. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the Offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to an option holder.
     We recommend that you consult your own tax advisor with respect to the United States federal, state and local tax consequences of participating in the Offer, as the tax consequences to you are dependent on your individual tax situation.
     We believe the exchange of Eligible Option Grants for Restricted Stock Units pursuant to the Offer will be treated as a non-taxable exchange. If you exchange outstanding incentive stock options or nonqualified stock options for Restricted Stock Units, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange.
Restricted Stock Units
     If you participate in the Offer, you will not recognize any income or be subject to income tax withholding upon receipt of your Restricted Stock Units. However, in connection with the issuance of shares on the date or dates when your Restricted Stock Units vest you generally will recognize ordinary income equal to the fair market value of the shares. When shares are delivered to you under your Restricted Stock Units, you must make adequate provision for any sums required to satisfy applicable federal, state, local and foreign tax withholding obligations. We may withhold these sums from any amounts otherwise payable to you, through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. We may also authorize the withholding of shares in such amounts as we determine are necessary to satisfy our tax withholding obligations. Unless the foregoing tax withholding obligations are satisfied, we have no obligation to deliver any shares to you under your Restricted Stock Units.

Stock Options
     If you participate in the Offer, your Eligible Option Grants will be exchanged for Restricted Stock Units. So that you are able to compare the tax consequences of new Restricted Stock Units to that of your Eligible Option Grants, we have included the following summary as a reminder of the tax consequences generally applicable to options under U.S. federal tax law.
Nonstatutory Stock Options
     Under current law, an option holder generally will not realize taxable income upon the grant of a nonstatutory stock option granted with an exercise price equal to the fair market value of the underlying stock on the date of grant. However, when an option holder exercises the option, the excess of the fair market value of the shares subject to the option on the date of exercise over the exercise price of the option will be compensation income taxable to the option holder.
     We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with applicable reporting requirements.
     Upon disposition of the shares, any gain or loss is treated as capital gain or loss. If you were an employee at the time of the grant of the option, any income recognized upon exercise of a nonstatutory stock option generally will constitute wages for which tax withholding will be required.
     Note that as a result of the American Jobs Creation Act of 2004, options amended in a certain manner or granted with an exercise price that was lower than the fair market value of the underlying shares at the time of grant may be taxable to you before you exercise your option. As of the date of this Offer, how such options will be taxed is unclear.
Incentive Stock Options
     Under current U.S. federal tax law, holders of incentive stock options are entitled to certain tax treatment in connection with the exercise of an incentive stock option or the disposition of the shares acquired upon exercise of an incentive stock option. None of the Eligible Option Grants qualify as incentive stock options under the Internal Revenue Code.
14. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.
     We may at any time, and from time to time, extend the period of time during which the Offer is open and delay accepting any Eligible Option Grants tendered for exchange by announcing the extension and giving oral or written notice of the extension to the option holders.
     Prior to the Expiration Date, we may postpone accepting and canceling any Eligible Option Grants or terminate or amend the Offer if any of the conditions specified in Section 6 occurs. In order to postpone accepting or canceling, we must announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling Eligible Option Grants may be limited by Rule 13e-4(f)(5) under the

Securities Exchange Act of 1934, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the Offer.
     As long as we comply with any applicable laws, we may amend the Offer in any way, including decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of Eligible Option Grants to be exchanged or surrendered.
     We may amend the Offer at any time by announcing an amendment. If we extend the length of time during which the Offer is open, notice of the amendment must be issued no later than 6:00 a.m., Pacific Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the Offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.
     If we materially change the terms of the Offer or the information about the Offer or if we waive a material condition of the Offer, we may extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Under these rules, the minimum period an Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:
•	increase or decrease what we will give you in exchange for your Eligible Option Grants; or

•	increase or decrease the number of Eligible Option Grants to be exchanged.
     If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we intend to extend the Offer for a period of ten business days after the date the notice is published.
15. FEES AND EXPENSES.
     We will not pay any fees or commissions to any broker, dealer or other person asking holders of Eligible Option Grants to exchange such Eligible Option Grants pursuant to this Offer.
16. INFORMATION ABOUT US.
     General
     MannKind Corporation was incorporated in Delaware in 1991 and has operated as a development stage enterprise since that time. Our principal executive offices are located at 28903 North Avenue Paine, Valencia, California, 91355 and our telephone number is (661) 775- 5300. Our website is located at www.mannkindcorp.com. The information on our website is not a part of this Offer.
     We are a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products for diseases such as diabetes and cancer. Our lead investigational product candidate, the Technosphere Insulin System, is currently in Phase 3 clinical trials in the United States, Europe and Latin America to study its safety and efficacy in the treatment of diabetes. This dry powder therapy consists of our proprietary Technosphere particles onto which insulin molecules are loaded. These loaded particles are then aerosolized and inhaled into the deep lung using our proprietary MedTone inhaler. We believe that the performance characteristics, unique kinetics, convenience and ease of use of the Technosphere Insulin System may have the potential to change the way diabetes is treated. Currently, we are conducting clinical trials to evaluate the safety and efficacy of another Technosphere-based product for the treatment of diabetes and are developing additional formulations of active compounds loaded onto Technosphere particles. We are also developing therapies for the treatment of different types of cancer. Our other product candidates are at the research stage or in pre-clinical development.
     Financial
     Set forth below is a selected summary of certain financial information about MannKind Corporation. This selected financial information is derived from our consolidated financial statements as filed with the SEC. The selected financial data should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008.

	Three Months Ended		Year Ended
	March 31,		December 31,
Statement of Operations Data (in thousands except per share data):	2008	2007	2007	2006
Revenue	$20	$10	$10	$100
Loss from operations	($74,065)	($77,328)	($307,357)	($233,697)
Net loss applicable to common stockholders	($71,421)	($73,141)	($293,190)	($230,548)
Basic and diluted net loss per share	($0.70)	($1.00)	($3.66)	($4.52)
Shares used to compute basic and diluted net loss per share	101,409	73,388	80,038	50,970

	As of March 31,		As of December 31,
Balance Sheet Data (in thousands):	2008	2007	2007	2006
Cash, cash equivalents and marketable securities	$269,079	$365,577	$368,285	$436,479
Working capital	221,636	327,356	311,154	404,588
Total assets	465,402	482,567	543,443	539,737
Senior convertible notes	111,882	111,406	111,761	111,267
Deficit accumulated during the development stage	(1,152,460)	(860,990)	(1,081,039)	(787,849)
Total stockholders’ equity	298,073	315,284	364,100	383,487
     We had net losses for the three months ended March 31, 2008 and March 31, 2007 and for the years ended December 31, 2007 and December 31, 2006. Therefore, our earnings were insufficient to cover our fixed charges for such periods, and we are unable to calculate the ratios of earnings to fixed charges for such periods. For the three months ended March 31, 2008 and March 31, 2007, and the fiscal years ended December 31, 2007 and December 31, 2006, our earnings were insufficient to cover fixed charges by $72.3 million, $73.2 million, $294.6 million, and $230.7 million, respectively. Our fixed charges for the three months ended March 31, 2008 and March 31, 2007 and for the years ended December 31, 2007 and December 31, 2006 consisted of gross interest expense of $1.2 million, $1.2 million, $4.8 million and $1.8 million, respectively.

     Our book value per share as of March 31, 2008 was $2.94. Book value per share is the value of our total stockholders’ equity divided by the number of our issued and outstanding common shares, net of shares held in treasury, which at March 31, 2008 amounted to 101,423,232 shares.
17. ADDITIONAL INFORMATION.
     With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.
     We also recommend that you review the following materials that we have filed with the SEC before making a decision on whether to exchange your options:
(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

(b)	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008;

(c)	our Current Reports on Form 8-K filed with the SEC on February 26, 2008, April 11, 2008, April 16, 2008 and May 29, 2008;

(d)	our Definitive Proxy Statement for our fiscal 2008 Annual Meeting of Stockholders, filed with the SEC on April 22, 2008; and

(e)	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 23, 2004, including any amendments or reports filed for the purpose of updating such description.
     The SEC file number for these filings is 000-50865. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

100 F Street, N.E.	500 West Madison Street
Washington, D.C. 20549	Suite 1400
Chicago, Illinois 60661
     You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.
     Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “MNKD”, and our SEC filings can be read at the following Nasdaq address:
Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

     We will also provide without charge to each Eligible Employee, upon his or her written or oral request, a copy of this Offer or any or all of the documents to which we have referred you, other than exhibits to those documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:
MannKind Corporation
28903 North Avenue Paine
Valencia, California 91355
Attn: General Counsel
or by telephoning us at (661) 775-5300 between the hours of 9:00 a.m. and 5:00 p.m., Valencia, California, local time.
     As you read the documents listed in this Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.
     The information about us contained in this Offer should be read together with the information contained in the documents to which we have referred you.
18. MISCELLANEOUS.
     This Offer and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. However, the safe harbors of Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934 do not apply to statements made in connection with this Offer. These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 AND IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2008 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE OFFER.
     If at any time we become aware of any jurisdiction where the making of this Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.
     Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this Offer from us is limited to this document, the attached Summary Term Sheet and Questions and Answers and the Tender Offer Statement on Schedule TO.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SCHEDULE A
INFORMATION ABOUT OUR DIRECTORS AND
EXECUTIVE OFFICERS
     Our directors and executive officers and their ages, positions and offices as of April 22, 2008, are set forth in the following table:

Name	Age	Positions and Offices Held
Alfred E. Mann	82	Chairman of the Board of Directors and Chief Executive Officer
Hakan S. Edstrom	58	President, Chief Operating Officer and Director
Barry E. Cohen	71	Director
Ronald Consiglio	64	Director
Michael Friedman, M.D.	64	Director
Kent Kresa	70	Director
David H. MacCallum	70	Director
Heather Hay Murren	41	Director
Henry L. Nordhoff	66	Director
Juergen A. Martens, Ph.D.	52	Corporate Vice President, Technical Operations and Chief Technical Officer
Diane M. Palumbo	54	Corporate Vice President, Human Resources
Matthew J. Pfeffer	50	Corporate Vice President, Chief Financial Officer
Dr. Peter C. Richardson	48	Corporate Vice President and Chief Scientific Officer
John R. Riesenberger	59	Corporate Vice President and Chief Commercialization Officer
David Thomson, Ph.D., J.D.	41	Corporate Vice President, General Counsel and Secretary
     The business address of each director and executive officer is: MannKind Corporation, 28903 North Avenue Paine, Valencia, California 91355 and the business telephone number of each director and executive officer is (661) 775-5300.
     Alfred E. Mann has been one of our directors since April 1999, our Chairman of the Board since December 2001 and our Chief Executive Officer since October 2003. He founded and formerly served as Chairman and Chief Executive Officer of MiniMed, Inc., a publicly traded company focused on diabetes therapy and microinfusion drug delivery that was acquired by Medtronic, Inc. in August 2001. Mr. Mann also founded and, from 1972 through 1992, served as Chief Executive Officer of Pacesetter Systems, Inc. and its successor, Siemens Pacesetter, Inc., a manufacturer of cardiac pacemakers, now the Cardiac Rhythm Management Division of St. Jude Medical Corporation. Mr. Mann founded and since 1993, has served as Chairman and until January 2008 as Co-Chief Executive Officer of Advanced Bionics Corporation, a medical device manufacturer focused on neurostimulation to restore hearing to the deaf and to treat chronic pain and other neural deficits, that was acquired by Boston Scientific Corporation in June 2004. Mr. Mann has also founded and is non-executive Chairman of Second Sight, which is developing a visual prosthesis for the blind and Quallion, which produces batteries for medical products and for the military and aerospace industries. Mr. Mann is also non-executive Chairman of the Alfred Mann Foundation and Alfred Mann Institute at the University of Southern

California, and the Alfred Mann Foundation for Biomedical Engineering, which is establishing additional institutes at other research universities. Mr. Mann holds a bachelor’s and master’s degree in Physics from the University of California at Los Angeles, honorary doctorates from Johns Hopkins University, the University of Southern California, Western University and the Technion-Israel Institute of Technology and is a member of the National Academy of Engineering.
     Hakan S. Edstrom has been our President and Chief Operating Officer since April 2001 and has served as one of our directors since December 2001. Mr. Edstrom was with Bausch & Lomb, Inc., a health care product company, from January 1998 to April 2001, advancing to the position of Senior Corporate Vice President and President of Bausch & Lomb, Inc. Americas Region. From 1981 to 1997, Mr. Edstrom was with Pharmacia Corporation, where he held various executive positions, including President and Chief Executive Officer of Pharmacia Ophthalmics Inc. Mr. Edstrom is currently a director of Q-Med AB, a biotechnology and medical device company. Mr. Edstrom was educated in Sweden and holds a master’s degree in business administration from the Stockholm School of Economics.
     Abraham (Barry) E. Cohen has been one of our directors since May 2007. Mr. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. U.S.A., Teva Pharmaceutical Industries Ltd., Neurobiological Technologies, Inc. and Vasomedical, Inc.
     Ronald Consiglio has been one of our directors since October 2003. Since 1999, Mr. Consiglio has been the managing director of Synergy Trading, a securities-trading partnership. From 1999 to 2001, Mr. Consiglio was Executive Vice President and Chief Financial Officer of Trading Edge, Inc., a national automated bond-trading firm. From January 1993 to 1998 Mr. Consiglio served as Chief Executive Officer of Angeles Mortgage Investment Trust, a publicly traded Real Estate Investment Trust. His prior experience includes serving as Senior Vice President and Chief Financial Officer of Cantor Fitzgerald & Co. and as a member of its board of directors. Mr. Consiglio is currently a member of the board of trustees for the Metropolitan West Funds, a series of mutual funds in the fixed income sector. Mr. Consiglio is a certified public accountant and holds a bachelor’s degree in accounting from California State University at Northridge.
     Michael Friedman, M.D. has been one of our directors since December 2003. Currently, Dr. Friedman is the President and Chief Executive Officer of the City of Hope National Medical Center. Previously, from September 2001 until April 2003, Dr. Friedman held the position of Senior Vice President of Research and Development, Medical and Public Policy, for Pharmacia Corporation and, from July 1999 until September 2001, was a senior vice president of Searle, a subsidiary of Monsanto Company. From 1995 until June 1999, Dr. Friedman served as Deputy Commissioner for Operations for the Food and Drug Administration, and was Acting Commissioner and Lead Deputy Commissioner from 1997 to 1998. Dr. Friedman received a bachelor of arts degree, magna cum laude, from Tulane University, New Orleans, Louisiana, and a doctorate in medicine from the University of Texas, Southwestern Medical School.

     Kent Kresa has been one of our directors since June 2004. Mr. Kresa is Chairman Emeritus of Northrop Grumman Corporation, a defense company and from September 1990 until October 2003, he was its Chairman. He also served as Chief Executive Officer of Northrop Grumman Corporation from January 1990 until March 2003 and as its President from 1987 until September 2001. Mr. Kresa is also Chairman of the Board of Trustees of the California Institute of Technology (“Caltech”) and has been a member of the Caltech Board of Trustees since 1994. Mr. Kresa serves as non-executive Chairman of Avery Dennison Corporation, a company focused on pressure-sensitive technology and self-adhesive solutions; and on the boards of Eclipse Aviation Corporation, an aircraft designer and producer; Fluor Corporation, a provider of engineering, procurement, construction and maintenance services; General Motors Corporation, an automobile manufacturer; and several non-profit organizations and universities. He is also a senior advisor for The Carlyle Group, a private equity firm, and on the Advisory Board of Trust Company of the West, an asset management firm. As a graduate of M.I.T., he received a B.S. in 1959, an M.S. in 1961, and an E.A.A. in 1966, all in aeronautics and astronautics.
     David H. MacCallum has been one of our directors since June 2004. Currently, Mr. MacCallum is the Managing Partner of Outer Islands Capital, a hedge fund specializing in health care investments. From June 1999 until November 2001, he was Global Head of Health Care investment banking for Salomon Smith Barney, part of Citigroup, a financial institution. Prior to joining Salomon Smith Barney, he was Executive Vice President and Head of the Health Care group at ING Barings Furman Selz LLC, an investment banking firm and subsidiary of ING Group, a Dutch financial institution, from April 1998 to June 1999. Prior to that, Mr. MacCallum formed the Life Sciences group at UBS Securities, an investment banking firm, where he was Managing Director and Global Head of Life Sciences from May 1994 to April 1998. Before joining UBS Securities, he built the health care practice at Hambrecht & Quist, an investment banking firm, where he was Head of Health Care and Co-Head of Investment Banking. Mr. MacCallum received an A. B. degree from Brown University and an M.B.A. degree from New York University. He is a Chartered Financial Analyst.
     Heather Hay Murren has been one of our directors since May 2007. Ms. Murren is Chairman of the Board of Nevada Cancer Institute, a nonprofit organization, and the official cancer institute for the state of Nevada as established by the State Legislature in 2003. Since 2000, she has devoted herself to the establishment of what will be the first world-class cancer research and care facility in the state of Nevada. In April 2002, she retired as a managing director, Global Securities Research and Economics, from Merrill Lynch where she was Group Head for the Global Consumer Products Equity Research effort. She was chosen six consecutive years as a member of The Institutional Investor’s All-American Research Team. Ms. Murren is a graduate of the Johns Hopkins University and a Chartered Financial Analyst. She is a member of the Board of Trustees of the Johns Hopkins University and sits on the committees for audits and insurance, academic affairs, and trusteeship, nominations and by-laws. Ms. Murren also is a member of the Johns Hopkins University Zanvyl Krieger School of Arts and Sciences Advisory Council and founder of the Jochebed Scholarship. She also serves as chairman of the Council for a Better Nevada.

     Henry L. Nordhoff has been one of our directors since March 2005. Mr. Nordhoff has served as Chief Executive Officer and President of Gen-Probe Incorporated, a clinical diagnostic and blood screening company, since July 1994 and Chairman of the Board of Gen-Probe since September 2002. Prior to joining Gen-Probe, he was President and Chief Executive Officer of TargeTech, Inc., a gene therapy company that was merged into Immune Response Corporation. Prior to that, Mr. Nordhoff was at Pfizer, Inc. in senior positions in Brussels, Seoul, Tokyo and New York. He received a B.A. in international relations and political economy from Johns Hopkins University and an M.B.A. from Columbia University.
     Juergen A. Martens, Ph.D. has been our Corporate Vice President of Operations and Chief Technology Officer since September 2005. From 2000 to August 2005, he was employed by Nektar Therapeutics, Inc., most recently as Vice President of Pharmaceutical Technology Development Previously, he held technical management positions at Aerojet Fine Chemicals from 1998 to 2000 and at FMC Corporation from 1996 to 1998. From 1987 to 1996, Dr. Martens held a variety of management positions with increased responsibility in R&D, plant management, and business process development at Lonza, in Switzerland and in the United States. Dr. Martens holds a BS in chemical engineering from the Technical College Mannheim/Germany, a BS/MS in chemistry and a doctorate in physical chemistry from the University of Marburg/Germany.
     Diane M. Palumbo has been our Corporate Vice President of Human Resources since November 2004. From July 2003 to November 2004, she was President of her own human resources consulting company. From June 1991 to July 2003, Ms. Palumbo held various positions with Amgen, Inc., a California-based biopharmaceutical company, including Senior Director, Human Resources. In addition, Ms. Palumbo has held Human Resources positions with Unisys and Mitsui Bank Ltd. of Tokyo. She holds a master’s degree in business administration from St. John’s University, NY and a Bachelor of Science degree, magna cum laude, also from St. John’s University, NY.
     Matthew J. Pfeffer, has been our Corporate Vice President and Chief Financial Officer since April 2008. Mr. Pfeffer served as Chief Financial Officer and Senior Vice President of Finance and Administration of VaxGen, Inc., a biopharmaceutical company focused on human infectious diseases, from March 2006 until April 2008. Mr. Pfeffer served as Chief Financial Officer of Cell Genesys, Inc., a biotechnology company focused on cancer, from 1998 until May 2005.
     Dr. Peter C. Richardson has been our Corporate Vice President and Chief Scientific Officer since October 2005. From 1991 to October 2005, he was employed by Novartis Pharmaceuticals Corporation, which is the U.S. affiliate of Novartis AG, a world leader in healthcare, most recently as Senior Vice President, Global Head of Development Alliances. From 2003 until 2005, he was Senior Vice President and Head of Development of Novartis Pharmaceuticals KK Japan. He earlier practiced as an endocrinologist. Dr. Richardson holds a B.Med.Sci (Hons.) and a BM.BS (Hons.) from University of Nottingham Medical School; an MRCP (UK) from the Royal College of Physicians, UK; a Certificate in Pharmaceutical Medicine from Universities of Freibourg, Strasbourg and Basle; and a Diploma in

Pharmaceutical Medicine from the Royal College of Physicians Faculty of Pharmaceutical Medicine.
     John R. Riesenberger has been our Corporate Vice President and Chief Commercialization Officer since January 2008. From 2001 to 2007, he was a Principal and the Executive Vice President of Shaw Science Partners, a pharmaceutical science branding agency. Prior to that position, Mr. Riesenberger was with Pharmacia & Upjohn and The Upjohn Company for a total of 28 years, including 15 years in the U.S. organization and 13 years in the international, global and corporate organizations in a diverse range of geographic and functional accountabilities. Before his retirement, he held the position of Vice-President, Business Intelligence, Global Business Management. He currently serves as an Executive-In-Residence at the Eli Broad Graduate School of Business, Michigan State University. Mr. Riesenberger holds a Bachelor of Science degree with a dual major in economics and business and a MBA degree from Hofstra University.
     David Thomson, Ph.D., J.D. has been our Corporate Vice President, General Counsel and Corporate Secretary since January 2002. Prior to joining us, he practiced corporate/commercial and securities law at the Toronto law firm of Davies Ward Phillips & Vineberg LLP from May 1999 through December 2001, except for a period from May to December 2000, when he served as Vice President, Business Development for CTL ImmunoTherapies Corp. From March 1994 to August 1996, Dr. Thomson held a post-doctoral position at the Rockefeller University, where he conducted medical research in the Laboratory of Neurophysiology. Dr. Thomson obtained his bachelor’s degree, master’s degree and Ph.D. degree from Queens University and obtained his J.D. degree from the University of Toronto.

STOCK OPTION EXCHANGE
QUESTIONS AND ANSWERS
     These Questions and Answers relate to our offer to exchange all outstanding options to purchase shares of our common stock issued to eligible employees under our 2004 Equity Incentive Plan (2004 Plan) and its predecessor, our 2001 Stock Awards Plan (2001 Plan), that have an exercise price equal to or greater than $7.00 per share. These Questions and Answers are to be read in conjunction with the Offer to Exchange Outstanding Options to Purchase Common Stock of which they are a part.
Q1	What is the stock option exchange program?

A1	Our stock option exchange program (also referred to in these materials as the Offer) is a voluntary program permitting eligible employees to exchange stock options issued to our employees under our 2004 Plan or 2001 Plan that have an exercise price that is equal to or greater than $7.00 per share (also referred to in these materials as Eligible Option Grants) for a reduced number of Restricted Stock Units to be granted under the 2004 Plan. The Restricted Stock Units are expected to be granted shortly after August 6, 2008, or a later date if we extend the Expiration Date of the Offer.

If you exchange an Eligible Option Grant that is or was subject to time-based vesting, no matter how many shares have already vested or remain to vest, you will receive Restricted Stock Units that will vest in three installments as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010 (also referred to in these materials as Time-Based RSUs). If you exchange an Eligible Option Grant that is or was subject to performance-based vesting, no matter how many shares have already vested or remain to vest, you will receive Restricted Stock Units which will vest in three installments as follows: 20% upon the acceptance by the U.S. Food and Drug Administration (FDA) of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin (also referred to in these materials as Performance-Based RSUs). All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to the Eligible Employee’s continued employment with us.

The Offer will be open to all persons (also referred to in these materials as Eligible Employees) that as of the commencement of the Offer are employed by us, including our executive officers. However, members of our Board of Directors who are not employed by us will not be eligible to participate in the Offer.

Your participation in the Offer is voluntary; you may either keep your current Eligible Option Grants at their current exercise price or cancel those Eligible Option Grants in exchange for a reduced number of Restricted Stock Units.

Q2	Why is the Option Exchange Program being offered?

A2	In light of the decline in the price of our common stock during the last year, we recognize that many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. We believe that these “out of the money”

options are no longer effective as performance and retention incentives, and that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs. An equity stake in our success is a critical component of these programs. We believe the Offer will provide us with an opportunity to restore for Eligible Employees the ability to participate economically in our future growth and success.
Q3	Why can’t I just be granted additional options?

A3	We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. Because of the large number of stock options that are currently outstanding, a large grant of new options could potentially have a dilutive effect on our earnings per share. Additionally, one of the goals of the Offer is to reduce our significant stock option “overhang” consisting of options which we believe are not serving their intended purpose of incentivizing employees.

Q4	What options may I exchange as part of this program?

A4	As described more fully below, we are offering to exchange certain stock options held by Eligible Employees that are currently outstanding under our 2004 Plan or our 2001 Plan.

Any option held by an Eligible Employee with an exercise price equal to or greater than $7.00 per share that is outstanding on the Expiration Date of the Offer, which is currently expected to be August 6, 2008, or a later date if we extend the Offer, will be eligible for exchange. If you attempt to exchange an option having an exercise price less than $7.00 per share, that option will not be an Eligible Option Grant and any election you may have made to exchange that option will not be accepted by us.

Eligible Option Grants that are, or were, subject to time-based vesting will be exchangeable for Time-Based RSUs. Eligible Option Grants that are, or were, subject to performance-based vesting will be exchangeable for Performance-Based RSUs.

Q5	May I tender options that I have already exercised?

A5	The Offer only permits the exchange of options, and does not apply in any way to shares purchased, whether upon the exercise of options or otherwise (including purchases via the open market and our Employee Stock Purchase Plan), whether or not you have vested in those shares. If you have exercised an Eligible Option Grant in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Eligible Option Grants for which you have both properly submitted an exercise notice and tendered the exercise price prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q6	Are purchase rights granted under our Employee Stock Purchase Plan eligible for exchange under the Option Exchange Program?

A6	No. Neither purchase rights granted under our Employee Stock Purchase Plan nor shares of our common stock acquired under our Employee Stock Purchase Plan are eligible for exchange in the Offer.

Q7	How many Restricted Stock Units will I receive for the options that I exchange?

A7	We have implemented an exchange ratio of one Restricted Stock Unit for every two shares of our common stock underlying each Eligible Option Grant surrendered pursuant to this Offer. We will not issue any Restricted Stock Units covering a fractional share in exchange for Eligible Option Grants. In calculating the number of Time-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to time-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Time-Based RSUs issuable upon exchange. Similarly, in calculating the number of Performance-Based RSUs issuable to you in the exchange, we will combine the aggregate number of shares subject to all of the Eligible Option Grants subject to performance-based vesting that you surrender, and we will round any fractional share up to the next whole share to determine the number of Performance-Based RSUs issuable upon exchange.

Q8	Why isn’t the exchange ratio simply one-for-one and how was the exchange ratio calculated?

A8	Our stock option exchange program is designed to balance our interests and those of our employees and stockholders. In general, the exchange ratio selected for this Offer was intended to result in the issuance of Restricted Stock Units having a fair value approximately equivalent to the fair value of the Eligible Option Grants surrendered in the exchange, as calculated using the Black-Scholes valuation model (a model for calculating the value of derivative securities).

Q9	If the price of our common stock were to increase after the date on which my Eligible Option Grants are cancelled, is it possible that those cancelled Eligible Option Grants would have ultimately been more economically valuable than the Restricted Stock Units I received in exchange for them?

A9	Yes. If the price of our common stock increases after the date on which your Eligible Option Grants are cancelled, those cancelled Eligible Option Grants might prove to have been worth more than the Restricted Stock Units that you receive in exchange for them. For example, if you exchange Eligible Option Grants covering 1,000 shares with an exercise price of $7.00 per share, you would receive a grant of 500 Restricted Stock Units (after applying the exchange ratio of two Eligible Option Grant shares for every one Restricted Stock Unit). Assume, for illustrative purposes only, that two years after the Restricted Stock Unit grant date the fair market value of our common stock had increased to $15.00 per share and all 500 of your Restricted Stock Units had vested. Under this example, if you had kept your exchanged Eligible Option Grants, exercised them, and sold the underlying shares at $15.00 per share, you would have realized a pre-tax gain of $8,000, but if you exchanged your options and sold the shares subject to the Restricted Stock Units for $15.00 per share, you would only realize a pre-tax gain of $7,500.
For any particular option, the price of our Common Stock at which the exchange would be a “break-even” proposition is equal to double the exercise price of the Eligible Option Grant. For example, since the option exercise price in the example above was $7.00, the “break-even price” of our common stock for that option would be $7.00 multiplied by two, or $14.00. If the fair market value of our common stock at the time of sale were to exceed the “break-even price” (such as $14.00 in the above example), you would be better off economically to have kept the exchanged Eligible Option Grants. However, if the fair market value of our common stock at the time of sale were less than the “break-even price,” you would be better of economically to have exchanged the Eligible Option Grants for Restricted Stock Units.

Note that this discussion of the “break-even multiple” and “break-even price” does not take into account vesting. Your Eligible Option Grants may be fully vested, whereas the Restricted Stock Units granted pursuant to the Offer will be subject to vesting restrictions. You should take into account both the “break-even multiple” (and your judgment regarding the future value of our common stock) and the fact that the Restricted Stock Units are subject to future vesting when deciding whether to participate in the Offer.

Q10	When will I receive my Restricted Stock Units?

A10	If you participate in the Offer, you will be granted your Restricted Stock Units shortly after August 6, 2008, or a later date if we extend the Offer (also referred to in these materials as the Expiration Date).

Q11	How will my Restricted Stock Units vest?

A11	Restricted Stock Units issued in the exchange will be completely unvested at the time they are granted and will become vested either (i) with respect to Time-Based RSUs, due to the passage of time or (ii) with respect to Performance-Based RSUs, pursuant to the achievement of certain milestones by MannKind Corporation. All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to your continued employment by us. Surrendered Eligible Option Grants that are, or were, subject to time-based vesting will be exchanged for the applicable number of Time-Based RSUs. Likewise, surrendered Eligible Option Grants that are, or were, subject to performance-based vesting will be exchanged for the applicable number of Performance-Based RSUs. All Eligible Option Grants surrendered in the exchange that provide for acceleration of vesting in connection with certain change-in-control transactions will be exchanged for Restricted Stock Units with similar provisions regarding acceleration of vesting in connection with certain change-in-control transactions.

Time-Based RSUs will vest in three installments as follows: 50% on August 1, 2009, 25% on February 1, 2010 and 25% on August 1, 2010, regardless of the extent to which the corresponding Eligible Option Grants were vested upon surrender. Performance-Based

RSUs will vest in three installments as follows: 20% upon the acceptance by the FDA of a filing of a New Drug Application for Technosphere Insulin, 30% upon approval from the FDA to market Technosphere Insulin and 50% upon the first commercial sale of Technosphere Insulin. A participant in the Offer will forfeit any Restricted Stock Units received that remain unvested at the time his or her employment with us terminates for any reason.
IF YOU EXCHANGE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US TERMINATES FOR ANY REASON BEFORE ALL OF YOUR RESTRICTED STOCK UNITS HAVE VESTED, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS RECEIVED THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US TERMINATES.

Q12	What are the other terms and conditions of my Restricted Stock Units?

A12	Each Time-Based RSU represents a right to receive one share of our common stock on a fixed settlement date, upon which such Restricted Stock Unit vests. Each Performance-Based RSU represents a right to receive one share of our common stock upon achievement by MannKind Corporation of a certain milestone, upon which such Restricted Stock Unit vests. All vesting of Restricted Stock Units issued pursuant to the Offer will be subject to the Eligible Employee’s continued employment by us. All Eligible Option Grants surrendered in the exchange that provide for acceleration of vesting in connection with certain change-in-control transactions will be exchanged for Restricted Stock Units with similar provisions regarding acceleration of vesting in connection with certain change-in-control transactions.

An Eligible Employee is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, Eligible Employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax or social security contribution withholding. We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding requirements. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the exchange will be substantially the same as those that apply generally to restricted stock units granted under the 2004 Plan. For additional information regarding the terms of the Restricted Stock Units to be issued in the exchange, please refer to the 2004 Plan prospectus located at www.ubs.com/onesource/mnkd.

Q13	Are there conditions to the Offer?

A13	Yes. The Offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer which you should read carefully. However, the Offer is not conditioned on a minimum number of option holders accepting the Offer or a minimum number of Eligible Option Grants being exchanged.
Q14	Are there any eligibility requirements I must satisfy in order to receive the Restricted Stock Units?

A14	In order to receive Restricted Stock Units, you must be employed by us (including employees on a leave of absence) on the Commencement Date and you must remain continuously employed by us through the Expiration Date and the date Restricted Stock Units are granted.

PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US. YOUR EMPLOYMENT IS “AT WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

IF YOUR EMPLOYMENT WITH US TERMINATES AFTER YOU TENDER YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER. IF YOUR EMPLOYMENT WITH US TERMINATES FOLLOWING THE EXPIRATION DATE AND PRIOR TO THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED AND YOUR EXCHANGED ELIGIBLE OPTION GRANTS WILL NOT BE REINSTATED. IF THE OPTIONS THAT YOU TENDERED FOR EXCHANGE HAVE AN EXERCISE PRICE THAT IS LESS THAN $7.00 PER SHARE, THEY ARE NOT ELIGIBLE TO BE EXCHANGED.

Q15	Are employees who tender their Eligible Option Grants and are on a leave of absence on the date the Restricted Stock Units are granted eligible to participate?

A15	If you tender your Eligible Option Grants and they are cancelled in the exchange and, on the date Restricted Stock Units are granted, you are on a leave of absence protected by statute, then you will be entitled to receive the applicable number of Restricted Stock Units on the date Restricted Stock Units are granted. If, however, on the date Restricted Stock Units are granted you are on a leave that is not protected by statute, then the Restricted Stock Units will be issued on the date, if any, that you return to regular employment with us.

Q16	Are the terms and conditions of the Offer the same for everyone?

A16	Yes. The terms and conditions are the same for everyone who is eligible to participate in the Offer, which includes all of our employees. However, members of our board of directors who are not employed by us are not eligible to participate in the Offer.

Q17	How should I decide whether or not to participate?

A17	We understand that this will be a challenging decision for everyone. The Offer does carry considerable risk, and there are no guarantees regarding our future stock performance. As a result, the decision to participate must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of The Nasdaq Global Market, our own stock price, our business and your desire and ability to remain an employee of MannKind Corporation until the Expiration Date and the date the Restricted Stock Units become vested (also see Question & Answer 9). We cannot advise you on the decision to participate in the Offer, and we have not authorized anyone to make any recommendation on our behalf as to your choices.

Q18	How does the Offer work?

A18	On or before the Expiration Date (which we currently expect to be August 6, 2008), you may decide to exchange any of your Eligible Option Grants for a reduced number of Restricted Stock Units. The number of Restricted Stock Units you are entitled to receive upon exchange of your Eligible Option Grants will be determined by application of the exchange ratio (see Question & Answer 7).

Q19	What if my Eligible Option Grants are not currently vested? Can I exchange them?

A19	Yes. Your Eligible Option Grants do not need to be vested in order for you to exchange them in response to the Offer.

Q20	If I elect to exchange my Eligible Option Grants, do I have to exchange all of my Eligible Option Grants or can I just exchange some of them?

A20	If you have more than one Eligible Option Grant, then you may exchange any or all of them. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each particular Eligible Option Grant that you tender in response to this Offer.

Q21	Can I exchange the remaining portion of an Eligible Option Grant that I have partially exercised?

A21	Yes. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q22	Will I be required to give up all of my rights under the cancelled options?

A22	Yes. Once we have accepted your exchanged options, your exchanged Eligible Option Grants will be cancelled and you will no longer have any rights thereunder. We intend to cancel all exchanged Eligible Option Grants on the same U.S. business day as the

Expiration Date. We currently expect that the Expiration Date will be August 6, 2008. (See Section 6)
Q23	Will the terms and conditions of my Restricted Stock Units be the same as my exchanged options?

A23	Restricted Stock Units are a different type of award than stock options, and so the terms and conditions of your Restricted Stock Units will necessarily be different from your stock options. Your Restricted Stock Units will be granted under our 2004 Plan and will be subject to a Restricted Stock Unit agreement between you and MannKind Corporation. If you exchange Eligible Option Grants for Time-Based RSUs and your employment with us or one of our subsidiaries terminates for any reason before the second anniversary of the date the Restricted Stock Units are granted, then you will forfeit any Restricted Stock Units received that remain unvested at the time your employment with us terminates. If you exchange Eligible Option Grants for Performance-Based RSUs and your employment with us terminates for any reason before one or more of the performance milestones is achieved, then you will forfeit any Restricted Stock Units received that remain unvested at the time your employment with us or one of our subsidiaries terminates. (See Questions & Answers 11 and 12)

Q24	Will I have to pay taxes if I participate in the Offer?

A24	If you participate in the Offer and are a citizen or resident of the United States, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the date Restricted Stock Units are granted, you generally will not be required under current law to recognize income for U.S. federal income tax purposes. However, you generally will have taxable income when your Restricted Stock Units vest, at which time we will also generally have a tax withholding obligation. We may withhold a sufficient number of otherwise distributable shares of common stock when Restricted Stock Units vest to satisfy our tax withholding obligation. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. You may also have taxable income when you sell the shares issued upon settlement of the Restricted Stock Unit. (See Section 13)

If you are a tax resident of a country other than the United States, the tax consequences of participating in the Offer, as well as for your Restricted Stock Units, may be different.

For all employees, we strongly recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participation in the Offer. If you are a tax resident of or subject to the tax laws in more than one country, you should be aware that there might be additional tax and social insurance consequences in more than one country that may apply to you.

Q25	What are the tax implications for not participating in the Offer? (This question applies only to employees in the United States)

A25	We do not believe that the Offer will change any of the terms of your Eligible Option Grants if you do not accept the Offer.

Q26	What if my employment is terminated prior to the Expiration Date?

A26	If you elect to exchange Eligible Option Grants, your election will be irrevocable after 5:00 P.M. Pacific Time on the Expiration Date, which is currently expected to be August 6, 2008. Therefore, if your employment with us terminates, whether voluntarily, involuntarily or for any other reason (including death), prior to the Expiration Date, you will not receive any Restricted Stock Units. If your employment with us is terminated as part of any announced reduction in force, you will fall in this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US ON THE EXPIRATION DATE, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS.

YOUR EMPLOYMENT IS “AT WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q27	What if my employment is terminated after the date that my Eligible Option Grants are cancelled and before the date the Restricted Stock Units are granted?

A27	If your employment with us is terminated, whether voluntarily, involuntarily or for any other reason (including death) after the Expiration Date and prior to the date the Restricted Stock Units are granted, you will forfeit the Eligible Option Grants that were cancelled, and you will not receive any Restricted Stock Units. If your employment with us is terminated as part of any announced reduction in force, you will fall in this category.

THIS OFFER DOES NOT CHANGE THE “AT-WILL” NATURE OF YOUR EMPLOYMENT, AND YOUR EMPLOYMENT MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q28	How long will this Offer remain open?

A28	Presently, the Offer is scheduled to remain open until 5:00 p.m., Pacific Time, on the Expiration Date, which is currently expected to be August 6, 2008. We currently have no plans to extend the Offer beyond August 6, 2008. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 6:00 a.m., Pacific Time, on the next business day following the scheduled or announced Expiration Date.

Q29	What do I need to do to exchange my Eligible Option Grants?

A29	To exchange your Eligible Option Grants, you must complete and submit the Election Form found at http://forefront/hr/benefits1.1/optionexchange to Stock Administration via hand delivery, interoffice mail or facsimile to (661) 775-5332 before 5:00 p.m., Pacific Time, on the Expiration Date, which is expected to be August 6, 2008. If you are an employee on a leave of absence as of the Commencement Date, Stock Administration will mail to you an Election Form and Notice of Withdrawal. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We may reject any Eligible Option Grant if we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the Eligible Option Grants.

Q30	What is the deadline to elect to participate in the Offer?

A30	You must deliver your Election Form to Stock Administration via hand delivery, interoffice mail or facsimile to (661) 775-5332 by 5:00 p.m., Pacific Time, on the Expiration Date, which is expected to be August 6, 2008. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 6:00 a.m., Pacific Time, on the next business day following the scheduled or announced Expiration Date.

Q31	Can I change my election? How often?

A31	Yes. You can change your election at any time by either delivering a Notice of Withdrawal or revising and re-delivering your Election Form, each to Stock Administration via hand delivery, interoffice mail or facsimile to (661) 775-5332, prior to the deadline. There is no limit to the number of times you can change your election prior to the deadline. However, the last Notice of Withdrawal or Election Form you deliver prior to the deadline will determine your decision to elect.

Q32	What will happen if I don’t turn in my form by the deadline?

A32	If you miss this deadline, you cannot participate in the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Q33	Will I receive a confirmation of my election?

A33	Yes. After you deliver an Election Form, Stock Administration will send you an email confirmation indicating we have received your Election Form and stating where you can find information regarding the number of Restricted Stock Units that you are eligible to receive pursuant to the Offer. Similarly, after you deliver a Notice of Withdrawal, Stock Administration will send you an email confirmation indicating we have received your Notice of Withdrawal. You should print these email confirmations and keep them with your records.

Q34	What if I don’t accept this Offer?

A34	This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in the Offer.

Q35	Where do I go if I have additional questions about this Offer?

A35	Please direct your questions to Stock Administration, (661) 775-5595 or stockadmin@mannkindcorp.com. We will review these questions periodically throughout the exchange period and to the extent we deem it appropriate, we will add the appropriate information to the Questions & Answers section of the website established for this Offer, which is located at http://forefront/hr/benefits1.1/optionexchange.